Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Arizona Soccer Holdings, Inc.
5151 E Broadway Blvd Suite 100
Tucson , AZ 85711
http://fctucson.com

Up to $1,234,998.36 in Common Stock at $1.08
Minimum Target Amount: $14,999.04

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Arizona Soccer Holdings, Inc.
Address: 5151 E Broadway Blvd Suite 100, Tucson , AZ 85711
State of Incorporation: AZ
Date Incorporated: October 31, 2022

Terms:

Equity

Offering Minimum: $14,999.04 | 13,888 shares of Common Stock
Offering Maximum: $1,234,998.36 | 1,143,517 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.08
Minimum Investment Amount (per investor): $249.48

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives & Bonuses*</u>

Time-based Perks

Friends and Family First 72 Hours 10% Bonus Shares

Super Early Bird: Invest within the first 7 days and receive 5% Bonus Shares

Early Bird: Invest within the first two weeks and receive 3% Bonus Shares

Combo Perk

$50K+ Investment in first 7 days

20% Bonus Shares

Executive Parking Pass, I'm an Investor T-Shirt, Hat, Signed Logo Soccer Ball and Special Jersey

 Private Group Appreciation Event with Staff

Owner's Scarf

Amount-based Perks

Tier 1

$500+

I'm an Investor T-Shirt

Tier 2

$1,000+

I'm an Investor T-Shirt and Hat

Tier 3

$2,500+

I'm an Investor T-Shirt, Hat and Signed Logo Soccer Ball

2% Bonus Shares

Tier 4

$5,000+

I'm an Investor T-Shirt, Hat, Signed Logo Soccer Ball and Special Jersey

5% Bonus Shares

Tier 5

$10,000+

I'm an Investor T-Shirt, Hat, Signed Logo Soccer Ball and Special Jersey

 Private Group Appreciation Event with Staff

7% Bonus Shares

Tier 6

$25,000+

I'm an Investor T-Shirt, Hat, Signed Logo Soccer Ball and Special Jersey

 Private Group Appreciation Event with Staff

Owner's Scarf

10% Bonus Shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Arizona Soccer Holdings, Inc. (d.b.a. "FC Tucson" or the "Company") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.06 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $106. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Arizona Soccer Holdings, Inc. (d.b.a. "FC Tucson" or the "Company") is a C-Corp. organized under the laws of the state of Arizona. FC Tucson is a soccer team based in Tucson, Arizona, and is seeking to become a staple of the local soccer community. As part of the USL League Two, FC Tucson competes against other soccer teams from across the United States.

Soccer is one of the most popular sports in the world, with millions of fans and players across the globe. In the United States, soccer has experienced tremendous growth in recent years, with professional leagues like MLS and USL attracting top talent from around the world. With the growing popularity of soccer in the US, we believe there is a great opportunity for a local team like FC Tucson to grow.

As a fan or supporter of FC Tucson, you'll have the opportunity to be part of the future of the club and help shape its growth and success. Whether you're a lifelong soccer fan or just discovering the sport, FC Tucson offers an exciting and engaging community that is dedicated to promoting and growing the game in Arizona. So come join us and be part of the action!

Soccer is the fastest growing Major Sport in North America.

FC Tucson seeks to join the Pro Ranks of the United Soccer League and bring Professional Soccer to Tucson. We are committed to what Pele referred to as "The Beautiful Game" and equally committed to connecting our community with the sport. Soccer is the fastest-growing major sport in the United States right now. The collective valuation of the highest-ranking clubs in the country eclipses $20B with an average increase in valuation of 6.3% in 2022.

FC Tucson affords a Preseason Men's, Women's, and Academy product; a youth affiliate; a community engagement arm; as well as a top-level amateur training and game facility going into 2023. Through soccer operations, ticket sales, and sponsorship, FC Tucson provides a popular asset to the community in building for the future.

FC Tucson generates revenue as follows:

Our Primary Source of Revenue is through Sponsorship and Partners who believe in our vision, ideals, message and respond with supporting advertising or logo placement dollars.

We offer boundless sponsor opportunities on the following:

Options below are different for Men's and Women's Jerseys - Double the opportunity:

Game Day Jerseys: Front Back and Sleeve

Game Day Warm Up: Front Back and Sleeve

Travel Day Gear: Front Back and Sleeve

Practice Gear: Front Back and Sleeve

Academy Gear: Front Back and Sleeve

Additionally we rely heavily on Ticket Sales to our matches and game-day events.

FC Tucson generates revenue as follows:

Our Primary Source of Revenue is through Sponsorship and Partners who believe in our vision, ideals, and message, and they respond with supporting advertising or logo placement dollars. Additionally, we rely heavily on Ticket Sales for our matches and game day events. We also mitigate costs through economies of scale and investment in marketing and community pieces that translate to real dollars.

The Company's Intellectual Property ("IP"): The Company was granted the right to use our Trademark for FC Tucson. In addition to this, Arizona Soccer Holdings, Inc dba FC TUCSON has the other listed visual trademarks for the following:

FC Tucson

FC Tucson Women

FC Tucson Academy

Fuerza Tucson

Competitors and Industry

Competitors

The local competitors for FCT are other sports teams that are located in the same geographic area.

For example, while we do not have other USL Soccer Teams within 100-plus miles of Tucson, there are other sports such as Hockey, Football, Basketball, Arena Football, gold etc.

The specific local competitors will depend on the sport, the location, and the league in which the franchise competes.

Industry/Market

Soccer is the world's most popular sport, with billions of fans. While close to 900 million fans watch The Super Bowl, over 3 billion fans watch The World Cup.

Growing global popularity: With soccer being the most popular sport in the world, there is a large and growing fan base that generates significant revenue.

Rising sponsorship and commercial opportunities: Soccer provides a unique platform for companies to reach a large and diverse global audience through sponsorship and advertising.

Potential for high returns: With a significant global following and significant revenue, soccer can provide a high return on investment for investors.

Emerging markets: As soccer continues to grow globally, there are opportunities for investment in emerging markets where the sport is rapidly gaining popularity.

Digital media growth: The growth of digital media has increased the reach and revenue potential of soccer, creating new investment opportunities in this area.

As a startup soccer franchise, we are committed to providing a world-class, innovative, and fan-centric experience to our growing base of passionate supporters.

With a strong focus on player development, community outreach, and sustainability, we are poised to be a leading force in the soccer market for years to come.

Current Stage and Roadmap

Current Stage

Our Fan Base as reflected in our growing social media followers and presence has grown by 18% over the past 6 months. Our PreSeason ticket sales average almost 2000 tickets per game and we believe that as our First Game on May 5th for the 2023 Season approaches, we will continue to see growth in followers, tickets sales and new sponsors.

We have seen the Number of Sponsors seeking to align with our Brand increase and we continue to field offers for sponsorship availability.

The increased media attention can be attested to by the number of news interviews, radio station shoutouts, and on-air requests as well as local publications all showing up regularly to our clubhouse for access to players, coaches, and executive staff.

Future Roadmap

FC Tucson's focus is creating a Professional Men's and Women's Presence in the Southern Arizona Marketplace. We also seek to expand the opportunities for youth soccer programs through sponsorships and promotions so that everyone can learn to enjoy soccer.

We expect to increase our Annual Preseason Event known as The Desert Showcase to bring Major League Soccer MLS Teams and United Soccer League USL Championship Teams to Tucson for training. This event enhances the FC TUCSON brand nationally and places Tucson on the map for a hotbed of soccer development and training.

Financial Growth Potential: We believe investing in a startup soccer franchise, like FC Tucson, offers the potential for significant financial growth as the sport continues to gain popularity globally.

Building Community: Soccer brings people together and owning a franchise provides an opportunity to positively impact the community through the sport.

Unique Business Opportunity: This is a unique opportunity to invest in a business that combines sports, entertainment, and entrepreneurship.

Experienced Management: FC TUCSON is led by experienced sports and business professionals, ensuring that we are well-positioned for success from the outset.

The Team

Officers and Directors

Name: Ronald Jeffery Arnold

Ronald Jeffery Arnold 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman
  Dates of Service: November, 2022 - Present
  Responsibilities: As Chairman it is on providing vision and direction for the future of the club and to focus on elevating the team to Championship Level. Currently owns 45% of the 6M outstanding Common Stock. Mr. Arnold has deferred any salary until June of 2024. Beginning June 1, 2024, he will receive a salary in the amount of $72,000 Annually.

Other business experience in the past three years:

- **Employer:** RIGHTSURE, INC.
  Title: Founder
  Dates of Service: July, 2007 - Present
  Responsibilities: Founder

Other business experience in the past three years:

- **Employer:** The Arizona 100
  Title: Publisher
  Dates of Service: September, 2021 - Present
  Responsibilities: Building the Arizona Community 100 words at a time.

Name: Shaun-Monet Kunkel

Shaun-Monet Kunkel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: October, 2022 - Present
  Responsibilities: I handle the finance and accounting for FC Tucson. Ms. Kunkel will be receiving an annual compensation of $72K beginning January 1, 2024. Currently owns 5% of the 6M outstanding Common Stock.

Other business experience in the past three years:

- **Employer:** RIGHTSURE, INC.
  Title: Vice President of Finance and Audit
  Dates of Service: May, 2018 - October, 2022
  Responsibilities: Responsible for Financial Reporting and daily accounting procedures.

Name: Jonathan Ian Pearlman

Jonathan Ian Pearlman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Director, Founder
  Dates of Service: October, 2022 - Present
  Responsibilities: My roles as founder and president of the company is to be actively engaged in telling our story. Mr. Pearlman is currently compensated at $95,000. Effective January 1, 2024 Mr. Pearlman will receive a 5% increase in salaried compensation.

Other business experience in the past three years:

- **Employer:** US Soccer Federation
  Title: Youth National Team Scout
  Dates of Service: January, 2010 - Present
  Responsibilities: Youth National Team Scout

Other business experience in the past three years:

- **Employer:** FC Tucson USL League Two
  Title: President
  Dates of Service: October, 2022 - Present
  Responsibilities: President

Other business experience in the past three years:

- **Employer:** FC Tucson USL League One
  Title: Head Coach and Technical Director
  Dates of Service: September, 2021 - October, 2022
  Responsibilities: Head Coach and Technical Director

Name: Kyle Alexander Cornell

Kyle Alexander Cornell 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: November, 2022 - Present
  Responsibilities: Oversee day-to-day operations of the company including budget, logistics, communications, resource managment, staffing, and compliance. Salary- $65000 with 5% equity.

Other business experience in the past three years:

- **Employer:** Benevolent Sports Tucson, LLC
  Title: Director, Soccer Operations
  Dates of Service: April, 2018 - November, 2022
  Responsibilities: - Managed a $2.5M budget, allocated resources, and utilized economies of scale to support all soccer business needs, game day curations, facility uses, and player services for the USL League One, USL Academy, WPSL, and Preseason operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to create a winning team that attracts fans, ticket holders and sponsors, that other sports options may be preferred over ours, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be unable to reach profitability or attract quality players. If this happens it could result in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $1,234,998.36 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our income is generated by Sponsors, Ticketing, Concessions and Merchandise sales. If we are unable to build a following of fans that sponsors want to reach and \ or are unable to sell tickets and merchandise this would negatively impact our results.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased team and brand awareness provided by advertising and marketing budget that we will be able to gain traction in the marketplace at a raid rate. It is possible that we will fail to gain market acceptance for any number of reasons. If our Brand, Team, Sponsors and Fans are not engaged at the level we have projected, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established sports firms who may have superior recruiting for talent or better facilities. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that new competitors to this Soccer space will render our brand obsolete or that our team will be preferred to any existing or newly formed sports teams in our market areas. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other sports related and recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Arizona Soccer Holdings, Inc dba FC TUCSON was formed on October 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to our marketplace, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Arizona Soccer Holdings, Inc dba FC TUCSON has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few sponsors, limited season ticket holders and limited revenue. If you are investing in this company, it's because you think that Arizona Soccer Holdings, Inc dba FC TUCSON is a good idea, that our team will gain traction and we will be able to successfully attract large sponsors, season ticket holders who buy our merchandise and support us in the community. Further, there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including our venue, ticketing, merchandise inventory, corporate sponsorships, accounting, legal work, public relations, advertising, and the potential for weather disruption. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Sports Industry is Highly Competitive
Competition within the sports industry can be intense, with many other firms vying for a share of the market. This can make it difficult for new or smaller firms to establish themselves and gain traction, particularly if they lack the resources or brand recognition of their competitors.

External Factors
The success of a soccer sports firm can be heavily influenced by external factors such as changes in regulations or rules governing the sport, fluctuations in the economy, and shifts in consumer preferences. For example, changes to league rules or regulations regarding player transfers could impact a team's ability to attract and retain top talent, which could ultimately impact our performance on the field and disrupt our ability to attract players, fans and sponsors.

Other Potential Risk Factors
Paramount to our success is our management teams ability to mitigate potential threats as they relate to the success of a soccer sports firm, including monitoring player health and injury risks, adapting to changes in regulations and consumer preferences, and building a strong and recognizable brand, that will attract sponsors, players, fans and game day ticket buyers.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jonathan I. Pearlman	2,700,000	Common Stock	45.0%
Ronald Jeffery Arnold	2,700,000	Common Stock	45.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,143,517 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,000,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 6,000,000
  Use of proceeds: N/A
  Date: October 31, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company has generated early-stage revenues. Our ability to operate is contingent upon the success of our ability to raise capital either through our REG-CF offering or the potential of leveraging instruments of debt in the form of loans. If we are unable to raise sufficient working capital, there can be no assurance of an ongoing business.

Foreseeable major expenses based on projections:

The Major Expenses faced by a New Soccer Entity are vast. These include the ability to either negotiate a competitive game day expense if renting a field or the ability to enter into a long term agreement with a facility that provides us the required soccer field, adequate seating, concessions and security. Additionally our ability to attract coaches, players and office executives require large amounts of capital and obtaining capital for these major expenses is pivotal to our ability to continue operations.

Future operational challenges:

As our soccer organization grows, there are several operational challenges that it may face, including:

Scalability: As a soccer organization expands, it may encounter challenges in scaling its operations to accommodate increased demand. This includes scaling up infrastructure, staffing, and technology to support increased player and fan engagement.

Financial Management: Managing finances can become more complex as a soccer organization grows, particularly if it expands into new markets or introduces new revenue streams. This requires effective financial planning, forecasting, and budgeting to ensure the organization can continue to operate sustainably and profitably.

Talent Acquisition: As the organization expands, it may need to recruit more staff and players to support growth. However, attracting and retaining top talent can be challenging in a competitive industry, and the organization may need to develop innovative recruitment strategies and competitive compensation packages to attract the best people.

Cultural alignment: As the organization grows, it may need to balance maintaining its existing culture while also adapting to new environments and market demands. This requires developing and communicating a clear organizational culture and values, as well as investing in effective communication strategies to ensure everyone is aligned with the organization's goals.

Regulatory compliance: As the organization expands, it may encounter more complex regulatory environments and need to ensure it complies with applicable regulations and standards. This requires having a solid understanding of the regulatory environment and investing in the necessary infrastructure and processes to ensure compliance.

Future challenges related to capital resources:

New soccer teams may face several challenges related to capital resources, including:

Startup costs: Starting a new soccer team requires significant upfront capital investment, including expenses related to player recruitment, stadium infrastructure, and marketing and promotion. Securing the necessary funding can be challenging, particularly for new or unproven teams.

Cash flow management: Even after securing startup funding, new soccer teams may face ongoing cash flow challenges as they work to establish themselves and generate revenue. This requires effective financial planning and management to ensure the team can meet its ongoing expenses and investment needs.

Revenue generation: Generating sustainable revenue streams can be challenging for new soccer teams, particularly if they are not yet established in their market. This requires investing in effective marketing and promotional strategies to attract fans and sponsors, as well as exploring new revenue streams such as merchandise sales, media licensing, and event hosting.

Competition for resources: New soccer teams may face competition for capital resources from established teams or other investors in the sports industry. This can make it difficult to secure the necessary funding to support growth and development, particularly if the team lacks a strong brand or track record of success.

Economic uncertainty: The sports industry can be heavily influenced by broader economic trends and cycles, which can impact a new soccer team's ability to secure funding and generate revenue. This requires effective risk management and contingency planning to ensure the team can weather economic downturns and other external challenges.

Regenerate response

Future milestones and events:

Our ability to deliver on the six required pillars for club success are paramount to our fiscal solvency. The following items are milestones and barometers to FC Tucson growing an an enterprise.

Spnosorhship Deals: Sponsorship deals are a significant source of our revenue. Securing sponsorship deals with large companies and small busienss alike are required to enhance our club's brand value.

Ticket Sales: Ticketing for Group, Invidiual or Corporate Outings remain a maor portion of team revenues. The ability to field a high functioning ticketing sales team is equally as important as Sponsorships.

Fan engagement: Engaging our fans through social media, fan events, and other activities can help increase a club's revenue. Fans are the lifeblood of any soccer club, and engaging with them can help increase ticket sales, merchandise sales, and commercial opportunities.

Merchandising: Having Fans and Club Visitors purchase our Merchandise and Team Gear is a growing line item of importance to making our team profitable.

Infrastructure development& Venue: Developing and upgrading our club's infrastructure can help increase revenue by attracting more fans, improving the matchday experience, and providing additional commercial opportunities. To be in complete control of our venue allows us to maximize revenue from concessions, ticketing, sponsorship ads, parking and the overall fan experience.

Streaming Deals & Broadcast Rights: Streaming & Broadcast rights deals are a significant source of revenue for soccer clubs. The value of broadcast rights deals is increasing, and securing lucrative broadcast rights deals can significantly impact our soccer club's financial performance.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April, 2023, the Company has capital resources available in the form of cash of $91,000.00 and is seeking a line of credit from multiple banks. Additionally, it is feasible that a capital call may be invoked from our largest shareolders.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support ongoing soccer operations to include facility rental, staff salaries, player development and general corporate related expenditures.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 5 months. This is based on a current monthly burn rate of cash for expenses related to staffing, rent, player development, travel, marketing and merchandising.

Our burn rate is a critical metric monitored closely to ensure their financial sustainability. Our burn rate is influenced by a range of factors, including our stage of growth, industry, and current circumstances.

Our average monthly expenses are highly variable with relation to our growth. Our burn rate is based upon our need to invest heavily in fan engagement, new season ticket holders, facilities and team expenses as well as the normalized business operating expense categories salaries and wages, rent, utilities, equipment and supplies, marketing and advertising, and legal and accounting fees.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for up to 2 years. This is based on a current monthly cash burn rate for expenses related to staffing, facility rent, player development, travel, marketing and merchandising.

Our burn rate is a critical metric monitored closely to ensure their financial sustainability. Our burn rate is influenced by a range of factors, including our stage of growth, industry, and current circumstances.

Our average monthly expenses are highly variable with relation to our growth. Our burn rate is based upon our need to invest heavily in fan engagement, new season ticket holders, facilities and team expenses as well as the normalized business operating expense categories salaries and wages, rent, utilities, equipment and supplies, marketing and advertising, and legal and accounting fees.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including debt financing, lines of credit or seeking small business loans.

Indebtedness

- **Creditor:** RIGHTSURE INC.,
  Amount Owed: $50,000.00
  Interest Rate: 0.0%
  Maturity Date: December 01, 2025

Related Party Transactions

Valuation

Pre-Money Valuation: $6,480,000.00

Valuation Details:

Arizona Soccer Holdings, Inc. (d.b.a. "FC Tucson" or the "Company") determined its pre-money valuation based on an analysis of Six Metrics and the following factors, as described below:

<u>The Six Metrics</u>

First, the Company calculated the PMV by performing a rigorous evaluation of six key metrics that we believe are essential to the success of any business in our industry. These metrics include:

<u>Ticketing Revenue 35%</u>

Ticketing Revenue is income generated by the sale of tickets directly to our fans, visitors and opposing teams.

Corporate Sponsor Revenue 35%

Corporate Sponsor Revenue reflects money paid to us by Corporate Sponsors, Small Businesses and Charities for either the use of our logo and rights associated with that agreement or for the display and exposure of their brands alongside ours. We also generate "in-kind" and "trade" revenue with specific but limited sponsors in return for services, food, transportation or medical assistance.

Merchandising Revenue 10%

Merchandising Revenue is revenue we generate by the sale of our Team Gear. This can include but is not limited to: Game Day Uniforms, Practice Uniforms, Travel Uniforms, Caps, Hats, Soccer Balls, Posters, Calendars, One of A kind Merchandise Offerings, Shorts, Shoes, Scarfs and generally refers to any item we can insert our logo and\or a partners logo and sell via our website or Merchandising Partner.

Venue Control (parking) 10%

Venue Control refers to our teams ability to fully control our Game Day and Training Venues. This would include earning income from profitably managing game day facilities, parking, security expenses and expense items related to operating a sporting venue.

Media Rights and Streaming 5%

Media Rights and Streaming is a line item for revenue created by Sports Teams to capitalize on Television, Radio or Streaming our games over the internet. Revenue can also be generated by inserting our own sponsor ads and charging fees for ads related to reaching our most supportive fans.

Concessions Income 5%

Concession Income is money we earn by operating Game Day food and beverage sales. This can include Hamburgers, Hot Dogs, Pop Corn, Nachos, Soft Drinks, Alcoholic Beverages and Candy.

= Total Club Revenue 100%

Clubs that excel across all six metrics receive the highest valuation, while a club that does not fully control all six metrics would receive or reduced or lower Pre-Money Valuation.

FC Tucson does not currently control our game venue or concessions experience, and we do not currently have a Remunerative Media and Streaming Rights Partnership. We have therefore applied a reduced Pre-Money Valuation amount to our offering as compared to other firms that control all six revenue streams.

A Soccer team that fully controls all six metrics is valued at a multiple of 10 to 12 times revenue.

As we only control 3.5 to 4 of these metrics, our valuation has been discounted – reduced to a multiple of 6.5 times anticipated 2023 revenues. At an anticipated revenue of $974,000, we believe the $6,480,000 PMV is reasonable.

Anticipated 2023 Revenues and Expenses

The Company anticipates 2023 revenues of $974,000 with anticipated expenses of $955,000.

Cost of Goods Sold (COGS):

In the context of FC Tucson, the COGS primarily pertains to the expenses directly associated with the production and sale of merchandise, including game day uniforms, practice uniforms, caps, hats, soccer balls, posters, calendars, and other items featuring the team's logo. This includes costs such as manufacturing or sourcing the merchandise, packaging, shipping, and any applicable licensing fees.

Gross Margins:

Gross margin is a measure of profitability and represents the difference between revenue and COGS. It indicates the amount of money left after accounting for the direct costs of producing the merchandise. FC Tucson's anticipated gross for 2023 is $175,500.00 Our margins will be influenced by factors such as the pricing strategy for merchandise, cost management, and efficiency in the supply chain. Higher gross margins are generally desirable as they indicate a higher level of profitability.

Profit Goal:

Our profit goal represents the target level of 3% profitability or approximately $19,500.00 that FC Tucson aims to achieve. It is typically determined based on various factors, including the company's financial objectives, growth plans, investment requirements, and industry benchmarks. The profit goal may be expressed as a specific monetary amount or a percentage of revenue. It is important for FC Tucson to set a realistic and attainable profit goal to ensure the company's long-term financial sustainability and growth.

Fixed Costs:

- Salaries and Wages:

  - Permanent staff salaries, including management, coaches, trainers, and administrative personnel

- Facility Expenses:

  - Rental or lease payments for training facilities, stadiums, offices, etc.

- Insurance:

  - Costs associated with insurance coverage for various aspects, including player injuries, liability, property, etc.

- Marketing and Advertising:

    - Costs for promoting the team, events, merchandise, and community initiatives.

- Administrative Expenses:

    - Office supplies, utilities, professional services (legal, accounting, etc.), and other

administrative costs.

- Travel and Transportation:

    - Costs related to team travel, accommodation, and transportation for away games
or tournaments.

- Maintenance and Repairs:

    - Expenses for maintaining the training facilities, stadiums, equipment, etc.

Comparable Competitors

U.S. sports franchises are currently valued at revenue multiples of 6-12X, and rising

In addition to these six metrics above, we also considered a number of other factors in determining our company's valuation. One of these factors was comparisons to comparable competitors.

We looked at the valuations and funding amounts of other similar competitors that have conducted securities offerings or received funding rounds and used these as analogs to our company. We took into account any differences in size, geographic location, city population, growth potential, and adjusted our valuation accordingly.

We took the other soccer teams that are in SIMILAR size counties (cities) of 750,000 to 1,000,000 people. Those in larger metropolitan areas are trading higher in the range of 11.4 to 12 times revenue.

We discounted our to nearly half based upon our location, and population and pressed against it the fact that we don't control all the levers, and metrics and reduced it to the 6.5X.

Value of IP

Another factor that we considered was the value of our company's tangible and intangible assets. We conducted a detailed analysis of our assets, including our intellectual property, equipment, digital offerings and arrived at a reasonable estimation of their value.

This helped us to better understand the overall value of our company and to justify our valuation to potential investors.

Our Assignment to The Mark (FC Tucson Logo) itself, has been included in part of our overall valuations. It is difficult to assess a dollar or percentage valuation of any real value associated with THE MARK.

Our Valuation Assignment to our Social Media Following represents 10% of our total current valuations due to the fact that we have a respectable amount of followers on multiple social media channels.

Success of Management

Finally, we also looked at the experience and prior success of our management team. Our executive officers and other members of our management team have extensive experience with soccer and prior business startups, and each has a proven track record of success. We highlighted this experience and these successes in our valuation analysis and used them as evidence of our company's potential for long-term growth and success.

While we did not increase or add to the valuation based on Jon, Shaun-Monet, and my own personal experience, our collective experience does provide us with a deep reservoir of soccer skills and business acumen.

Jonathan Pearlman has been a fixture in the Tucson and National Soccer Community for over 25 years including 12 years of award-winning USL coaching and executive experience. Mr. Pearlman has helped multiple players represent the U.S. National Team, 15 players realize their MLS dream and dozens more excel at the USL Championship and USL League One Level.

Shaun-Monet Kunkel CFO

ShaunMonet has decades of experience in money. Over the decades her career spans Fortune 100 companies to manage the finances at insuretech: RIGHTSURE, INC. for the past 5 years. She obtained her bachelor's degree from the University of Arizona and a Masters's in International Management from Thunderbird.

Ronald Jeffery Arnold Chairman

Jeff Arnold, the Chairman of Arizona Soccer Holdings, Inc dba FC Tucson has a passionate love affair with "The Beautiful Game". Jeff is also a publisher of 7 books with four of them holding the title of best seller. Jeff started Arizona Soccer Holdings, Inc as a way to bring Professional Soccer back to Tucson and is currently focused on creating a world-class soccer club that delivers an exceptional game day experience unmatched by competitors.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of Common Stock authorized and outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.04 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium fees*
  94.5%
  StartEngine Premium fees

If we raise the over allotment amount of $1,234,998.36, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  15.0%
  Investing in marketing is crucial as we seek to grow our fan base and team awareness. In the case of our company, we recognize that we can achieve a stronger market position by increasing our brand visibility and generating more leads through effective marketing strategies. To achieve this, we plan to allocate a significant portion of the investment towards brand awareness and improving our online marketing efforts. This will include search engine optimization (SEO) techniques to improve our website's visibility on search engine results pages, as well as targeted online advertising campaigns to reach potential new fans who have an interest in Americas Fastest Growing Sport.. Additionally, we plan to invest in sponsoring industry events and conferences to increase our exposure to key decision-makers and influencers in our geographic area. These events provide an excellent opportunity to showcase our team, our brand and establish the team as an asset to our city.

- *Working Capital*
  35.0%
  This investment will help our company achieve its growth objectives by allowing us to inject the capital needed to accelerate our team expansion plans. Our goal is to develop an iconic brand in a strategic and efficient way that ensures we continue to deliver an extraordinary game-day experience, while also focusing our team to remain competitive on the pitch. Our Working Capital Needs if met by this raise, will afford the opportunity to leverage our brand through more local youth groups, academy trainings and player development as we keep focused on building a winning culture.

- *Operations*
  25.0%
  We have identified several operational needs and requirements that we intend to

address with this investment. In order of focus are, to invest in our venue and expand our physical infrastructure improving our ability to sell more tickets and provide seating for more fans. Second, there are many technology enhancements that can improve our internal processes and enhance game day operations, These include broadcast streaming licenses, game day cameras for entire pitch recording, technology to track players health, heart rates, etc. Second, we will use a portion of the investment to expand our physical infrastructure, including the construction of new facilities and upgrading our existing facilities to accommodate our growing team and inventory. Third, we plan to allocate funds towards recruiting key team members in both the technical operations of soccer and our back office staffing needs.

- *Company Employment*
  19.5%
  We recognize that hiring talented and skilled employees is crucial to our success in the sports industry. Therefore, we plan to use this investment to onboard new staff members and expand our team. First, we will use the funds to increase our recruitment efforts and attract top talent to our organization. This includes investing in job posting platforms, attending job fairs and networking events, and partnering with staffing agencies to identify and hire the best candidates. Second, we will use the investment to develop and implement comprehensive onboarding and training programs to ensure new hires are equipped with the skills and knowledge necessary to excel in their roles. This includes coaching and training in both back office operations and soccer technical skills needed to succeed. Third, we intend to allocate funds towards employee retention initiatives, such as competitive salaries and benefits packages, employee recognition programs, and career development opportunities to ensure our employees are motivated and engaged. Fourth, we plan to hire additional staff members in key areas such as coaching, marketing, and administration to expand our capabilities and meet the evolving needs of our fans, our ticket holders and players alike.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://fctucson.com (http://fctucson.com/annualreview).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fctucson

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Arizona Soccer Holdings, Inc.

[See attached]

ARIZONA SOCCER HOLDINGS, INC.

FINANCIAL STATEMENTS
FROM INCEPTION (OCTOBER 31, 2022) YEAR ENDED DECEMBER 31, 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Arizona Soccer Holdings, Inc.
Tucson, Arizona

We have reviewed the accompanying financial statements of Arizona Soccer Holdings, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (October 31, 2022) to December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 10, 2023
Los Angeles, California

ARIZONA SOCCER HOLDINGS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	82,332
Total current assets		**82,332**
Property and Equipment, net		552
Total assets	$	**82,883**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$	10,084
Tax Payable		5,670
Total current liabilities		**15,755**
Loan Agreement	$	50,000
Total liabilities		**65,755**
STOCKHOLDERS EQUITY		
Common Stock		6,000
Subscription Receivable		(6,000)
Retained earnings/(Accumulated Deficit)		17,129
Total stockholders' equity		**17,129**
Total liabilities and stockholders' equity	$	**82,883**

See accompanying notes to financial statements.

ARIZONA SOCCER HOLDINGS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (October 31, 2022)		December 31, 2021
(USD $ in Dollars)		
Net revenue	$	62,199
Cost of goods sold		-
Gross profit		62,199
Operating expenses		
General and administrative		36,930
Sales and marketing		2,470
Total operating expenses		39,400
Operating income/(loss)		22,799
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		22,799
Provision/(Benefit) for income taxes		5,670
Net income/(Net Loss)	$	**17,129**

See accompanying notes to financial statements.

ARIZONA SOCCER HOLDINGS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount			
Inception date October 31, 2022	-				
Issuance of Common Stock	6,000,000	$ 6,000	$ (6,000)		$ -
Net income/(loss)	-	-		$ 17,129	17,129
Balance—December 31, 2022	**6,000,000**	**$ 6,000**	**$ (6,000)**	**$ 17,129**	**$ 17,129**

See accompanying notes to financial statements.

ARIZONA SOCCER HOLDINGS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (October 31, 2022)		December 31, 2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	17,129
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property and equipment		19
Amortization of intangible assets		-
Changes in operating assets and liabilities:		
Credit Cards		10,084
Tax Payable		5,670
Net cash provided/(used) by operating activities		**32,902**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		(571)
Net cash provided/(used) in investing activities		**(571)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Common Stock		-
Borrowings from Loan		50,000
Net cash provided/(used) by financing activities		**50,000**
Change in cash		82,332
Cash—beginning of year		-
Cash—end of year	$	**82,332**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Arizona Soccer Holdings Inc. was incorporated on October 31, 2022, in the state of Arizona. The financial statements of Arizona Soccer Holdings Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tucson, Arizona.

FC Tucson is a USL League two soccer club in Tucson, AZ. It is comprised of a Preseason, Men's, Women's, and Academy product, a youth affiliate, a community engagement arm, and a top-level amateur training and game facility going into 2023. Through soccer operations, ticket and merchandise sales, as well as sponsorships, FC Tucson provides a popular asset to the community in building for the future.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, the Company determined that no reserve was necessary.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

As of Year Ended December 31,		2022
Furniture & fixtures	$	571
Property and Equipment, at Cost		**571**
Accumulated depreciation		(19)
Property and Equipment, Net	$	**552**

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Arizona Soccer Holdings, Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of tickets and merchandise sales, as well as sponsorships.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period from inception to year ended December 31, 2022, amounted to $2,470, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 10, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   PROPERTY AND EQUIPMENT

As of December 31, 2022, property and equipment consists of:

As of Year Ended December 31,		2022
Furniture & fixtures	$	571
Property and Equipment, at Cost		**571**
Accumulated depreciation		(19)
Property and Equipment, Net	$	**552**

Depreciation expenses for property and equipment for the period from inception to December 31, 2022, were in the amount of $19.

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.001. As of December 31, 2022, 6,000,000 shares have been issued and are outstanding.

5.   DEBT

Promissory Notes & Loans

In 2021, the Company entered into a loan agreement with RIGHTSURE INC., an Arizona corporation. The details of the Company's loans and the terms are as follows:

| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | For the Year Ended December 2022 | | | | |
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Loan Agreement-RIGHTSURE, INC.	$ 50,000	0.00%	12/30/2022	12/1/2025	$ -	$ -	$ -	$ 50,000	$ 50,000
Total					$ -	$ -	$ -	$ 50,000	$ 50,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ -
2024	6,250
2025	43,750
2026	-
2027	-
Thereafter	-
Total	$ 50,000

6. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

Current:	
Federal, state, and local	$ 5,670
Foreign	$ -
Total	$ 5,670

Deferred	
Federal, state, and local	$ -
Foreign	$ -
Total non-current expense (benefit)	$ -
Total	$ 5,670

Deferred tax assets (liabilities) comprised the following:

Operating Accruals	$ -
Total	$ -

Total deferred tax assets and deferred tax liabilities were as follows:

Current	
Deferred Tax Assets	$ -
Deferred Tax Liabilities	$ -
Net current deferred tax asset	$ -

Since the Company has positive income and it expects to continue operating positively no valuation allowance has been applied against deferred tax assets

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through March 10, 2023, which is the date the financial statements were available to be issued.

The company received an additional loan in the amount of $22,000 from RIGHTSURE INC., an Arizona corporation. The loan bears no interest rate.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN FC TUCSON TODAY!

Score Big With FC Tucson

FC Tucson is a path-to-pro soccer club bringing the joy of the game to the people of Southern Arizona. Most recently, our team joined USL League Two for the 2023 season.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


TUCSON
BELIEVE
BELIEVE

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Invest Now
$1.08 Per Share

RAISED: $0
INVESTORS: 0
MIN INVEST: $249.48
VALUATION: $6.48M

REASONS TO INVEST

- Soccer is the fastest-growing major sport in the U.S. right now, and we have already engaged our local community and earned over 39K social media followers.*
- We used grassroots community engagement and cutting-edge coaching methods to build a world-class soccer program serving the people of Southern Arizona, with our team joining USL League Two for the 2023 season.
- fixture in the Tucson and National Soccer Community for over 25 years including 12 years of award-winning USL coaching and executive experience. Mr. Pearlman has helped multiple players represent the U.S. National Team, 15 players realize their MLS dream and dozens more excel at the USL Championship and USL League One Level.

*Information from Statista (Source)

THE PITCH

Launching Southern Arizona's Favorite Soccer Club


A PITCH FROM THE PITCH
Join us in our mission to
bring a new level of community to the game of soccer.


CLUB LOCATION: Tucson, Arizona
Our Founder & Club President has
25+
years of experience

FC Tucson is a soccer club based in Tucson, Arizona seeking to enhance and elevate the sport in the soccer pyramid and in the community. As part of the USL League Two, FC Tucson competes against other soccer teams from across the United States, bringing fans and players together through the fastest-growing sport in North America. With coaches that have launched the careers of professional soccer players, growing ticket and partnership sales, and 39K social media followers, we are ready to grow into Southern Arizona's favorite world-class soccer club.

THE PROBLEM & OUR SOLUTION

Fostering Successful Community,

Economic Growth, & Partnership Through the Elevation of Soccer Throughout Tucson



USE YOUR HEAD!
With the growing popularity of soccer in the US, we believe
there has never been a better time to get involved with a local team like FC Tucson.

Soccer is the fastest-growing major sport in the U.S. right now (Source). Southern Arizona needs a growth-minded soccer club with experienced individuals to meet this demand. FC Tucson's mission is to harness the beloved game of soccer to be a catalyst for positive economic and social outcomes for our community and our partners.



MORE THAN JUST SOCCER
OUR COMMUNITY AREN'T THE ONLY ONES SHOWING UP
1K
Kids Enjoy Free Clinics & Camps
40
Academy Scholarships
5K
Pieces of Gear Donated

FC Tucson events and programming includes annual Preseason soccer events featuring professional teams, a men's team, a women's team, a youth academy program, a strong community engagement arm, top-level training and game facilities, and partnership with FC Tucson Youth, the largest youth soccer club in Tucson. Our focus on strong business relationships, player development, merchandising, and branding fosters a strong fan culture while initiatives such as our Barrio-2-Barrio campaign engages and strengthens local communities.



WE HAVE STRONG TIES TO OUR COMMUNITY
CURRENT COMMUNITY SPONSORS

Through soccer operations, ticket sales to games and events, and sponsorship, FC Tucson provides a popular asset to the community in building for the future.

THE MARKET & OUR TRACTION

A Massive Global Game Gaining Popularity

A Massive Global Game Gaining Popularity Here in the U.S.


DID YOU REALIZE?
2 BILLION+
MORE PEOPLE
watch The World Cup
than The Super Bowl

Soccer is the world's most popular sport, with billions of fans (Source). While close to 900 million fans watch The Super Bowl, over 3 billion fans watch The World Cup (Source). The collective valuation of the highest-ranking soccer clubs in the country eclipses $20B with an average increase in valuation of 6.3% in 2022 (Source).


WE'RE BIGGER THAN ARIZONA
105 + 24
Unique Cities
States
Visit Tucson For
Professional Soccer

Our 2023 season ticket sales are rapidly growing. We have fostered a robust community of fans, with 19K Facebook followers, 7K Twitter followers, and 13K Instagram followers across social media. Our leadership has extensive experience in soccer clubs, community organizing, finance, and business management.


OUR VIRTUAL
AUDIENCE IS ONLY
GETTING BIGGER
19K
Facebook
Followers
7K
Twitter
Followers
13K
Instagram
Followers

WHY INVEST

Become An Owner of FC Tucson and Build a Brighter Future For Our City


A UNIQUE FAN + OWNER EXPERIENCE
TO EVERYDAY FANS

We envision ourselves becoming a world-class soccer club known for its ambition and dedication to bring Pro Soccer to Tucson. Join us as we forge new paths through the beautiful game.

ABOUT

HEADQUARTERS
5151 E Broadway Blvd Suite 100
Tucson , AZ 85711

WEBSITE
View Site ⬈

FC Tucson is a path-to-pro soccer club bringing the joy of the game to the people of Southern Arizona. Most recently, our team joined USL League Two for the 2023 season.

TEAM



Jonathan Ian Pearlman
President, Director, Founder

Born in the Bronx, New York, Jon Pearlman brings 26 years of coaching experience, 24 in Tucson, as well as 11 years of USL coaching and management experience to FC Tucson. As FC Tucson's head coach, GM, and Vice President of Soccer Operations, Pearlman has helped 14 players realize their MLS dream and dozens more advance to the USL Championship. In addition, Mr. Pearlman has operated 13 successful Major League Soccer and United Soccer League Preseason Events in Tucson. He is a 1996 graduate of Union College in New York (Political Science) where he played 4 years, captaining the Fighting Dutchman his senior season. He earned his teaching certification from the University of Arizona in 2000. Mr. Pearlman has his USSF "A' License and has worked for the last 12 years with U.S. Soccer as part of its youth national team scouting network. He has 3 children Nathan 26, Hannah 22, and Ella 18.





Ronald Jeffery Arnold
Chairman

Jeff Arnold, the Chairman of Arizona Soccer Holdings, Inc dba FC Tucson has a passionate love affair for " The Beautiful Game ". Jeff is also a publisher of 7 books with four of them holding the title of best seller. Jeff started Arizona Soccer Holdings, Inc as a way to bring Professional Soccer back to Tucson and is currently focused on creating a world class soccer club that delivers an exceptional game day experience unmatched by competitors.





Shaun-Monet Kunkel
CFO

ShaunMonet has decades of experience in money. Over the decades her career spans Fortune 100 companies to managing the finances at insuretech: RIGHTSURE, INC. for the past 5 years.. She obtained her bachelor's degree from the University of Arizona and Masters in International Management from Thunderbird.





Kyle Alexander Cornell
COO

Kyle Cornell is the Chief Operating Officer at FC Tucson. In this role, he serves as execution arm of the Leadership Staff and the "connective tissue" that links company business departments to soccer club operations.

Prior to his current position, Kyle served FC Tucson in various capacities including event planning, administration, and resource management establishing himself as a "swiss army knife" as his career progressed.



TERMS
FC Tucson

Overview

PRICE PER SHARE
$1.08

VALUATION
$6.48M

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$249.48

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,998.36

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
13,888

MAX NUMBER OF SHARES OFFERED

1,143,517

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives & Bonuses*</u>

Time-based Perks

Friends and Family First 72 Hours 10% Bonus Shares

Super Early Bird: Invest within the first 7 days and receive 5% Bonus Shares

Early Bird: Invest within the first two weeks and receive 3% Bonus Shares

Combo Perk

$50K+ Investment in first 7 days

20% Bonus Shares

Executive Parking Pass, I'm an Investor T-Shirt, Hat, Signed Logo Soccer Ball and Special Jersey

Private Group Appreciation Event with Staff

Owner's Scarf

Amount-based Perks

Tier 1

$500+

I'm an Investor T-Shirt

Tier 2

$1,000+

I'm an Investor T-Shirt and Hat

Tier 3

$2,500+

I'm an Investor T-Shirt, Hat and Signed Logo Soccer Ball

2% Bonus Shares

Tier 4

$5,000+

I'm an Investor T-Shirt, Hat, Signed Logo Soccer Ball and Special Jersey

5% Bonus Shares

Tier 5

$10,000+

I'm an Investor T-Shirt, Hat, Signed Logo Soccer Ball and Special Jersey

Private Group Appreciation Event with Staff

7% Bonus Shares

Tier 6

$25,000+

I'm an Investor T-Shirt, Hat, Signed Logo Soccer Ball and Special Jersey

Private Group Appreciation Event with Staff

Owner's Scarf

10% Bonus Shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

Arizona Soccer Holdings, Inc. (d.b.a. "FC Tucson" or the "Company") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.06 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $106. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

ALL UPDATES

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into FC Tucson.

JOIN THE DISCUSSION



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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

BE AN OWNER OF FC TUCSON

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

● As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

● As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

● Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

● Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

● StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]



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DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
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